NEVSUN RESOURCES LTD.

Contractual obligations

(Express in United States Dollars)

Exhibit to 40-F as at December 31, 2007

Continuing operations:

Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	Over 5 years
Purchase Obligations	8,500,000	2,500,000	6,000,000	-	-
Total Contractual Obligations	8,500,000	2,500,000	6,000,000	-	-

Discontinued operations:

Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	Over 5 years
Long-Term Liabilities	4,200,000	-	-	4,200,000	-
Purchase Obligations	4,900,000	3,100,000	1,800,000	-	-
Total Contractual Obligations	9,100,000	3,100,000	1,800,000	4,200,000	-